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DAVID A. KATZ

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

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STEVEN A. COHEN

GAVIN D. SOLOTAR

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

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LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

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GREGORY E. OSTLING

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ANDREW R. BROWNSTEIN	ILENE KNABLE GOTTS	WILLIAM T. ALLEN	ERIC S. ROBINSON	NICHOLAS G. DEMMO	DAVID E. KAHAN
MICHAEL H. BYOWITZ	DAVID M. MURPHY	PETER C. CANELLOS	PATRICIA A. ROBINSON*	IGOR KIRMAN	DAVID K. LAM
PAUL K. ROWE	JEFFREY M. WINTNER	DAVID M. EINHORN	LEONARD M. ROSEN	JONATHAN M. MOSES	BENJAMIN M. ROTH
MARC WOLINSKY	TREVOR S. NORWITZ	THEODORE GEWERTZ	MICHAEL W. SCHWARTZ	T. EIKO STANGE	JOSHUA A. FELTMAN
DAVID GRUENSTEIN	BEN M. GERMANA	RICHARD D. KATCHER	ELLIOTT V. STEIN	DAVID A. SCHWARTZ	ELAINE P. GOLIN
STEPHEN G. GELLMAN	ANDREW J. NUSSBAUM	THEODORE A. LEVINE	WARREN R. STERN	JOHN F. LYNCH	EMIL A. KLEINHAUS
STEVEN A. ROSENBLUM	RACHELLE SILVERBERG	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	WILLIAM SAVITT	KARESSA L. CAIN
		ROBERT B. MAZUR	J. BRYAN WHITWORTH
		PHILIP MINDLIN	AMY R. WOLF
ROBERT M. MORGENTHAU
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		MICHELE J. ALEXANDER	NANCY B. GREENBAUM
		LOUIS J. BARASH	MAURA R. GROSSMAN
		DIANNA CHEN	MARK A. KOENIG
		ANDREW J.H. CHEUNG	J. AUSTIN LYONS
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

Direct Dial: (212) 403-1394 Direct Fax: (212) 403-2394 E-Mail: dklam@wlrk.com

June 4, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Registration Statement on Form 10 for AbbVie Inc.

Ladies and Gentlemen:

On behalf of our client, AbbVie Inc. (“AbbVie”), a Delaware corporation and a wholly owned subsidiary of Abbott Laboratories (“Abbott”), we are submitting for filing with the U.S. Securities and Exchange Commission a registration statement on Form 10 for the registration of the common stock, par value $0.01 per share, of AbbVie under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with Abbott’s planned distribution of 100% of the outstanding AbbVie common stock to Abbott’s shareholders.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394, or my colleague Karessa L. Cain at (212) 403-1128.

Very truly yours,

/s/ David K. Lam

David K. Lam

cc:         Thomas C. Freyman, EVP, Finance and Chief Financial Officer (Abbott Laboratories)

Laura J. Schumacher, EVP, General Counsel and Secretary (Abbott Laboratories)